XEROX HOLDINGS CORPORATION

401 Merritt 7

Norwalk, Connecticut 06851

January 28, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jan Woo

Re:	Xerox Holdings Corporation

Request for Acceleration of Effectiveness of Registration Statement on Form S-3

File No. 333-292842

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Xerox Holdings Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3, as amended, to 4:00 p.m., Eastern Time, on January 30, 2026, or as soon thereafter as is practicable, or at such other time as the Registrant may orally request via telephone call to the staff of the Securities and Exchange Commission. The Registrant hereby authorizes each of Joshua N. Korff, Jennifer L. Lee and Zoey Hitzert of Kirkland & Ellis LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Zoey Hitzert of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 909-3324, or in her absence, Joshua N. Korff at (212) 446-4943 or Jennifer L. Lee at (212) 909-3021.

[Signature Page Follows]

Very truly yours,

XEROX HOLDINGS CORPORATION

By:	/s/ Steven J. Bandrowczak
Name: Steven J. Bandrowczak
Title: Chief Executive Officer and Director

cc:	Steven J. Bandrowczak, Chief Executive Officer and Director

Flor M. Colón, Chief Legal Officer and Corporate Secretary

Xerox Holdings Corporation

Joshua N. Korff, P.C.

Jennifer L. Lee, P.C.

Zoey Hitzert

Kirkland & Ellis LLP